SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               NYMAGIC, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $1.00 Par Value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 629484106
-------------------------------------------------------------------------------
                               (CUSIP Number)

                         William Jeter Michaelcheck
                           Mariner Partners, Inc.
                              780 Third Avenue
                                 16th Floor
                             New York, NY 10017

                                  Copy to:
                              Laura D. Richman
                          Mayer, Brown, Rowe & Maw
                             190 S. LaSalle St.
                             Chicago, IL 60603
                                312-701-7304

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             February 20, 2002
-------------------------------------------------------------------------------
          (Date of Events Which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/ (with respect to Mark W. Blackman and John N. Blackman)



                       (Continued on following pages)

                            (Page 1 of 24 Pages)

CUSIP NO.:  629484106      SCHEDULE 13D                   Page 2 of 24 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Mariner Partners, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     OO [Not yet determined]

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                5,544,171
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                1,800,000 shares subject to option

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,544,171 based on shared voting power

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.:  629484106      SCHEDULE 13D                   Page 3 of 24 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Mark W. Blackman
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                5,544,171
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     1,359,530

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                450,000

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,544,171 based on shared voting power

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.:  629484106      SCHEDULE 13D                   Page 4 of 24 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Blackman Investments LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                5,544,171
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     1,370,030

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                450,000

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,544,171 based on shared voting power

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.:  629484106      SCHEDULE 13D                   Page 5 of 24 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Blackman Charitable Remainder Trust
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                5,544,171
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     100,000

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                0

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,544,171 based on shared voting power

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.:  629484106      SCHEDULE 13D                   Page 6 of 24 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Louise B. Tollefson 2000 Florida Intangible Tax Trust Dated 12/12/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                5,544,171
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     914,611

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                900,000

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,544,171 based on shared voting power

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.:  629484106      SCHEDULE 13D                   Page 7 of 24 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Louise B. Blackman Tollefson Family Foundation dated 3/24/98
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                5,544,171
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     39,288

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                39,288

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,544,171 based on shared voting power

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.:  629484106      SCHEDULE 13D                   Page 8 of 24 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                5,544,171
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     349,123

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                349,123

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,544,171 based on shared voting power

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.:  629484106      SCHEDULE 13D                   Page 9 of 24 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Bennett H. Tollefson Charitable Lead Unitrust dated 3/3/00
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                5,544,171
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     345,533

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                345,533

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,544,171 based on shared voting power

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 10 of 24 Pages

Item 1:  Security and Issuer.

         (a) This statement on Schedule 13D relates to shares of common stock, $1.00 par value, of NYMAGIC, Inc., a New York corporation ("NYMAGIC")

         (b)      NYMAGIC's principal executives offices are located at:

                  330 Madison Avenue
                  New York, NY 10017

Item 2:  Identity and Background.

     I   (a)      Name:  Mariner Partners, Inc. a Delaware corporation
                  which is 100% owned by William Jeter Michaelcheck
                  ("Mariner")

         (b)      Business Address:

                              780 Third Avenue
                              16th Floor
                              New York, NY 10017

         (c)      Present Principal Business:  investment management

         (d) During the last five years, Mariner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mariner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Place of Organization: Mariner is incorporated in the state of Delaware.

     II  (a)      Name:  William Jeter Michaelcheck, sole stockholder,
                  director and chairman and chief executive officer of Mariner

         (b)      Residence or Business Address:

                            780 Third Avenue
                            16th Floor
                            New York, NY 10017

                                                          Page 11 of 24 Pages

         (c) Present Principal Occupation: chief executive officer of Mariner

         (d) During the last five years, Mr. Michaelcheck has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Michaelcheck has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  U.S.A.

     III (a) Name: Charles Raymond Howe II, director, secretary and treasurer of Mariner

         (b)      Business Address:

                             780 Third Avenue
                             16th Floor
                             New York, NY 10017

         (c) Present Principal Occupation: secretary and treasurer of Mariner

         (d) During the last five years, Mr. Howe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Howe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  U.S.A.

     IV  (a)      Name:  Mark. W. Blackman

         (b)      Residence or Business Address:

                             330 Madison Avenue
                             New York, NY 10017

         (c)      Present Principal Occupation:  insurance consultant

         (d) During the last five years, Mr. Blackman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                          Page 12 of 24 Pages


         (e) During the last five years, Mr. Blackman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  U.S.A.

     V   (a)      Name:  Blackman Investments LLC

         (b)      Business Address:

                            41 Wee Burn Lane
                            Darien, CT 06820

         (c)      Present Principal Business:  investments

         (d) During the last five years, Blackman Investments LLC has not been convicted in a criminal proceeding
                  (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Blackman Investments LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Place of Organization:  Connecticut

     VI  (a)      Name:  Kathleen Blackman, a member of Blackman
                  Investments LLC

         (b)      Residence or Business Address:

                              41 Wee Burn Lane
                              Darien, CT 06820

         (c)      Present Principal Occupation:  part-time at United Way

         (d) During the last five years, Ms. Blackman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Blackman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a

                                                          Page 13 of 24 Pages



                  judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  U.S.A.

     VII (a) Name: John Blackman, a member of Blackman Investments LLC and trustee of Blackman Charitable Remainder Trust

         (b)      Residence or Business Address:

                             41 Wee Burn Lane
                             Darien, CT 06820

         (c)      Present Principal Occupation:  investor/contractor

         (d) During the last five years, Mr. Blackman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Blackman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  U.S.A.

    VIII (a)      Name:  Blackman Charitable Remainder Trust

         (b)      Business Address:

                            41 Wee Burn Lane
                            Darien, CT 06820

         (c)      Present Principal Business:  trust administration

         (d)      During the last five years, Blackman Charitable
                  Remainder Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      During the last five years, Blackman Charitable
                  Remainder Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Place of Organization:  Connecticut

                                                          Page 14 of 24 Pages


     IX  (a)      Name: Louise B. Tollefson 2000 Florida Intangible Tax Trust
                  dated 2/12/00

         (b)      Business Address:

                       C/o Robert G. Simses, Trustee
                       Warwick Simses Bauer & Banister
                       140 Royal Palm Way, Suite 205
                       Palm Beach, FL 33480

         (c)      Present Principal Business:  trust administration

         (d) During the last five years, Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00 has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Place of Organization:  Florida

     X   (a)      Name:  Louise B. Tollefson

         (b)      Residence or Business Address:

                             18665 S.E. Village Circle
                             Tequesta, FL 33469

         (c)      Present Principal Occupation:  retired

         (d) During the last five years, Ms. Tollefson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Tollefson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  U.S.A.

                                                          Page 15 of 24 Pages



     XI  (a)      Name:  Louise B. Blackman Tollefson Family Foundation
                  dated 3/24/98

         (b)      Business Address:

                       C/o Robert G. Simses, Trustee
                       Warwick Simses Bauer & Banister
                       140 Royal Palm Way, Suite 205
                       Palm Beach, FL 33480

         (c)      Present Principal Business:  family foundation

         (d)      During the last five years, Louise B. Blackman
                  Tollefson Family Foundation dated 3/24/98 has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      During the last five years, Louise B. Blackman
                  Tollefson Family Foundation dated 3/24/98 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Place of Organization:  Florida

     XII (a) Name: Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00

         (b)      Business Address:

                       C/o Robert G. Simses, Trustee
                       Warwick Simses Bauer & Banister
                       140 Royal Palm Way, Suite 205
                       Palm Beach, FL 33480

         (c)      Present Principal Business:  trust administration

         (d)      During the last five years, Louise B. Tollefson
                  Charitable Lead Annuity Trust dated 3/30/00 has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)     Place of Organization:  Florida

                                                          Page 16 of 24 Pages


     XIII (a) Name: Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00

          (b)     Business Address:

                       C/o Robert G. Simses, Trustee
                       Warwick Simses Bauer & Banister
                       140 Royal Palm Way, Suite 205
                       Palm Beach, FL 33480

          (c)     Present Principal Business:  trust administration

          (d) During the last five years, Bennett H. Tollefson Charitable Lead Unitrust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Bennett H. Tollefson Charitable Lead Unitrust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)     Place of Organization:  Florida

Item 3:   Source and Amount of Funds or Other Consideration.

          No financial consideration was paid for the voting or board nomination rights described in Item 6. Mariner has not yet determined how it will fund the exercise price should it exercise any of the options described in Item 6.

Item 4:   Purpose of Transaction.

          As further described in Item 6, Mariner will have the right to vote the Voting Shares (as defined in Item 6) representing approximately 60% of the voting stock of NYMAGIC, with the approval of two out of three of the Participating Shareholders (as defined in Item 6) subject to certain provisions of the voting agreement further described in Item 6. In this manner, the parties to the voting agreement will be able to use their combined shareholder voting power to influence key matters that require shareholder approval.

          Pursuant to the voting agreement, one purpose of this transaction is to reduce the size of the Board of Directors of NYMAGIC from its current 12 members to 10 members. Mariner will be entitled to nominate four directors and each of the three Participating Shareholders will be entitled to nominate two directors. It is currently envisioned that Mariner will cause William J. Michaelcheck, William D Shaw Jr., George Trumbull and
          A. George Kallop to be nominated to the Board of Directors at NYMAGIC's 2002 annual meeting of shareholders and that the Participating Shareholders will nominate Mark W. Blackman, John N. Blackman, Jr., Robert G. Simses and three as yet unidentified

                                                          Page 17 of 24 Pages


          individuals. Mariner and the Participating Shareholders reserve the right to undertake a proxy or consent solicitation, or to take shareholder action by written consent, to accomplish their objectives.

          The parties to the voting agreement may decide to cause changes to the way NYMAGIC is operated, but those changes have not yet been determined. It is possible that they will cause NYMAGIC to enter into new lines of business or to exit existing lines of business. Assets may be sold or purchased. Business or corporate transactions of various types may be considered. It is anticipated that the newly elected Board of Directors of NYMAGIC may approve an investment management agreement between Mariner and NYMAGIC and/or its subsidiaries. In addition to the Mariner director nominees mentioned above, it is possible that Mariner employees may serve as officers, employees or consultants of NYMAGIC.

          The Participating Shareholders granted Mariner the option to purchase an aggregate of up to 1,800,000 shares of their shares of NYMAGIC.

Item 5:   Interest in Securities of the Issuer.

          Mariner and the Participating Shareholders share voting power with respect to 5,544,171 shares of common stock of NYMAGIC, representing approximately 60% of the outstanding shares of common stock of NYMAGIC based on the number of shares reported outstanding on October 1, 2001, as set forth in NYMAGIC's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. Mariner does not have the power to dispose of any of these shares. The Participating Shareholders have power to dispose of their respective shares of NYMAGIC, which are further identified in Item 6; provided that they retain shares necessary for Mariner to exercise its option and provided further that the transferee agrees to be bound by the voting agreement except that each Participating Shareholder may transfer an aggregate of 250,000 shares that will not be subject to the voting agreement. Mariner has an option to acquire 1,800,000 shares of common stock from the Participating Shareholders, representing approximately 19.4% of the outstanding shares of common stock of NYMAGIC outstanding on October 1, 2001. Mariner is permitted to assign the options to William J. Michaelcheck, William D. Shaw, Jr., George Trumbull,
          A. George Kallop or any other employee or consultant working for Mariner in connection with NYMAGIC or to any other person agreed to by at least two Participating Shareholders. Option transferees must agree to be bound to the terms of the voting agreement.

                                                          Page 18 of 24 Pages

                  The following chart sets forth beneficial ownership information with respect to each of the reporting persons:

--------------------------------------------------------------------------------------------------------------------
                            Number of Shares beneficially owned by each Reporting Person
--------------------------------------------------------------------------------------------------------------------
Name of Reporting Person     Sole     Shared        Sole         Shared       Aggregate     Percentage     No.  of
                            Voting    Voting Power  Dispositive  Dispositive  No. of        of Shares      Shares
                            Power                   Power        Power        Shares        Beneficially   held
                                                                              Beneficially  Owned (1)      subject
                                                                              Owned (1)                    to option
--------------------------------------------------------------------------------------------------------------------
Mariner Partners, Inc.          0     5,544,171            0    1,800,000     1,800,000              0          0
--------------------------------------------------------------------------------------------------------------------
Mark W. Blackman                0     5,544,171    1,359,530      450,000     1,809,530          19.5%    450,000
                                                     (2)          (2)          (2)
--------------------------------------------------------------------------------------------------------------------
Blackman Investments LLC        0     5,544,171    1,370,030      450,000     1,820,030          19.7%    450,000
--------------------------------------------------------------------------------------------------------------------
Blackman Charitable             0     5,544,171      100,000            0       100,000           1.1%          0
Remainder Trust
--------------------------------------------------------------------------------------------------------------------
Louise B. Tollefson 2000        0     5,544,171      914,611      900,000     1,080,667          11.7%        (5)
Florida Intangible Trust                             (3)          (4)
--------------------------------------------------------------------------------------------------------------------
Louise B. Blackman              0     5,544,171       39,288       39,288        39,288           0.4%        (5)
Tollefson Family                                     (3)          (4)
Foundation
--------------------------------------------------------------------------------------------------------------------
Louise B. Tollefson             0     5,544,171      349,123      349,123       349,123           3.8%        (5)
Charitable Lead Annuity                              (3)          (4)
Trust
--------------------------------------------------------------------------------------------------------------------
Bennett H. Tollefson            0     5,544,171      345,533      345,533       345,533           3.7%        (5)
Charitable Lead Unitrust                             (3)          (4)
--------------------------------------------------------------------------------------------------------------------

                  (1) These percentages are calculated excluding shared voting power. These percentages have been calculated without giving effect to the options. If the options were exercised, Mariner Partners, Inc.'s percentage would be 19.4%; Mark W. Blackman's percentage would be 14.7% and Blackman Investments
         LLC's percentage would be 14.8%. The percentages for each Tollefson Trust would depend on how the options are allocated among the trusts. If the full options were allocated to the Louise B. Tollefson 2000 Florida Intangible Trust, its percentage after option exercise would be 2%. The percentage of each of the other Tollefson Trusts could be reduced to 0% if the maximum possible options were allocated to it. See footnote 5.

                  (2) Excludes 170,000 shares which Mark W. Blackman may be deemed to beneficially own as guardian of minors, together owning 110,000 shares, and spouse owning 60,000, and may be deemed to have power to vote such 170,000 shares. Mark W. Blackman disclaims beneficial ownership of such 170,000 shares.

                  (3) If the Tollefson Trustee, who has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option, allocates the maximum number of shares subject to the option from the Tollefson Trusts other than this Reporting Person.

                  (4) Maximum number of shares subject to the option.

                  (5) An aggregate of 900,000 shares held by the Tollefson Trusts are subject to the option; the Tollefson Trustee has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option.

         William Jeter Michaelcheck and Charles Raymond Howe II do not individually own any shares of NYMAGIC. John Blackman and Kathleen Blackman individually do not own any shares of NYMAGIC. In addition to the Tollefson trust interests set forth above, Louise B. Tollefson owns 5,262 shares of NYMAGIC for which she has sole voting and dispositive power. Louise B. Tollefson may be deemed to beneficially own an addditional 1,402 shares owned by her spouse Bennett H. Tollefson, and may be deemed to have power to vote such shares. Louise
         B. Tollefson disclaims beneficial ownership of such 1,402 shares. In addition she is a beneficiary of the Louise B. Tollefson and Bennett
         H. Tollefson Charitable Remainder Unitrust dated 3/24/98, which owns 96,600 shares of NYMAGIC but she does not have voting or dispositive power over such shares.

         Each of the reporting persons disclaims beneficial ownership of the shares for which it does not have dispositive power.

                                                          Page 19 of 24 Pages


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Mariner entered into a voting agreement relating to the stock of NYMAGIC as of February 20, 2002, with (i) MARK W. BLACKMAN; BLACKMAN INVESTMENTS LLC ("Blackman Investments"); JOHN N.
          BLACKMAN JR. (the "Blackman Trustee") as trustee of the Blackman Charitable Remainder Trust (the "Blackman Co-Trust"); and ROBERT
          G. SIMSES (the "Tollefson Trustee") as trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00, as trustee of the Louise B. Blackman Tollefson Family Foundation dated 3/24/98, as co-trustee of the Louise B. Tollefson
          Charitable Lead Annuity Trust dated 3/30/00, and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00
          (the "Participating Shareholders"); (ii) KATHLEEN BLACKMAN as co-trustee with the Blackman Trustee of the Blackman Charitable Remainder Trust; and (iii) FIRST UNION NATIONAL BANK ("First Union") as co-trustee with the Tollefson Trustee of the Louise B.
          Tollefson Charitable Lead Annuity Trust dated 3/30/00, and as co-trustee with the Tollefson Trustee of the Bennett H. Tollefson Charitable Lead Unitrust (the "Tollefson Co-Trusts").

          The following shares are subject to the voting agreement (the "Voting Shares"):

               (i) the 1,809,530 Shares of NYMAGIC for which Mark W. Blackman has sole voting power;

               (ii) the 1,820,030 Shares of NYMAGIC for which Blackman Investments has sole voting power;

               (iii) the 100,000 Shares of NYMAGIC held by the Blackman
                     Charitable Remainder Trust for which the Blackman Trustee has, with the approval of Kathleen Blackman, sole voting power; and

               (iv)  the 1,080,667 Shares of NYMAGIC held by the Louise
                     B. Tollefson 2000 Florida Intangible Tax Trust , the 39,288 shares held by the Louise B. Blackman Tollefson Family Foundation, the 349,123 Shares held by the Louise B. Tollefson Charitable Lead Annuity Trust, and the 345,533 Shares of NYMAGIC held by the Bennett H. Tollefson Charitable Lead Unitrust for which the Tollefson Trustee has, with the consent and agreement of First Union, voting power (hereinafter the "Tollefson Shares").

                                                          Page 20 of 24 Pages

          For the purposes of the voting agreement there are three "Participating Shareholders":

               (i)   Mark W. Blackman;

               (ii) Blackman Investments and the Blackman Trustee as co-trustee of the Blackman Charitable Remainder Trust dated April 1, 2001 (with Blackman Investments and the Blackman Trustee constituting one Participating Shareholder for all purposes under the Voting Agreement); and

               (iii) The Tollefson Trustee as sole trustee of the Louise
                     B. Tollefson 2000 Florida Intangible Tax Trust dated December 12, 2000; as sole trustee of the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998; as co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated March 30, 2000; and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated March 30, 2000 (such trusts being collectively, the "Tollefson Trusts").

          Pursuant to the voting agreement, Mariner has been granted the right with, (and only with) the written approval of two of the three Participating Shareholders, to exercise all of the rights of a shareholder of NYMAGIC and to vote the Voting Shares at all meetings of shareholders. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter, Mariner shall not vote on such matter, and Mariner's non-voting will not entitle any Participating Shareholder to instead vote his or its Voting Shares on that matter. However, Mariner does not have the right to vote on or consent to (a) the merger or consolidation of NYMAGIC into or with another corporation, (b) the sale of all or substantially all of its assets, (c) its dissolution and/or liquidation, or (d) any recapitalization or stock offering of NYMAGIC, unless two of the three Participating Shareholders consent thereto in writing. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter referred to in the preceding sentence, Mariner shall not vote on such matter and instead each Participating Shareholder may vote his or its Voting Shares on that matter.

          The voting agreement entitles Mariner to nominate four (4) candidates for election to the Board of NYMAGIC, and each Participating Shareholder to nominate two (2) candidates for election to the Board of NYMAGIC, for a total of ten (10) directors. Mariner intends to nominate each of William J. Michaelcheck, William D. Shaw, Jr., George Trumbull and A. George Kallop as candidates for the Board and the Participating Shareholders may nominate themselves as candidates for the Board. The Participating Shareholders have agreed, consistent with director fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated members of the Board, as designated by Mariner as Chairman of each meeting. If a Participating Shareholder does not nominate the full number of candidates for election to the Board that such Participating Shareholder is authorized to nominate, then in addition to its other rights, Mariner, instead of that Participating Shareholder, may nominate a number of candidates equal to the number not nominated by that Participating Shareholder. Mariner has agreed to use its reasonable efforts to cause NYMAGIC to take such action as is necessary to reduce the number of currently authorized directors of NYMAGIC to ten (10).

                                                          Page 21 of 24 Pages


          The voting agreement also gave Mariner the right to purchase at any time and from time to time up to 1,800,000 shares of NYMAGIC from the Participating Shareholders in the amounts set forth below opposite each such Participating Shareholder's name:

               (i)   Mark W. Blackman - 450,000 Shares;

               (ii)  Blackman Investments - 450,000 Shares;

               (iii) the Tollefson Trustee - 900,000 Tollefson Shares,
                     provided that the Tollefson Trustee shall have the sole power to determine the number of shares to be provided by any one of the Tollefson Trusts.

               (iv)  The exercise price for the options is as follows:

                                       Time Period                     Price
                     --------------------------------------  ------------------
                     --------------------------------------  ------------------
                     February 15-May 14, 2002:                $19.00 per share
                     May 15-August 14, 2002:                  $19.25 per share
                     August 15-November 14, 2002:             $19.50 per share
                     November 15 -February 14, 2003:          $19.75 per share
                     February 15-May 14, 2003:                $20.00 per share
                     May 15-August 14, 2003:                  $20.25 per share
                     August 15-November 14, 2003:             $20.50 per share
                     November 15-February 14, 2004:           $20.75 per share
                     February 15-May 14, 2004:                $21.00 per share
                     May 15-August 14, 2004:                  $21.25 per share
                     August 15, -November 14, 2004:           $21.50 per share
                     November 15 -February 14, 2005:          $21.75 per share
                     February 15, 2005 - March 15, 2005:      $22.00 per share

          The voting agreement terminates upon the earliest to occur of the following dates (the "Termination Date"):

               (i)   February 15, 2005;

               (ii) the merger or consolidation of NYMAGIC into another corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;

               (iii) immediately upon the resignation of Mariner; or

               (iv) upon written notice of such termination to Mariner from all of the Participating Shareholders, provided, that except where such written notice of termination is due to gross negligence or willful misconduct that causes or is reasonably likely to cause direct, substantial and provable damage to NYMAGIC, the options shall continue in full force and effect until the close of business on February 15, 2005.

                                                          Page 22 of 24 Pages


          Mariner's voting rights, board nomination rights and right to acquire option shares representing in the aggregate ten percent (10%) or more of the voting power conferred by all of the voting stock of NYMAGIC at the time outstanding shall be subject to the New York Superintendent of Insurance either (i) having given his prior approval thereto pursuant to Section 1506 of the New York Insurance Law or (ii) having determined pursuant to Section 1501(c) of the New York Insurance Law that no such approval is required; provided that there is no limit on Mariner's right to acquire option shares representing less than ten percent (10%) in the aggregate of the voting power conferred by all voting stock of NYMAGIC.

          The Participating Shareholders may transfer their Voting
          Shares; provided that (i) they at all times retain the number of Voting Shares necessary to enable Mariner to exercise its options and (ii) the transferred shares remain subject to the voting agreement. Each Participating Shareholder is allowed to sell up to 250,000 Voting Shares, which shares would then no longer be subject to the voting agreement.

          The summary of the voting agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the voting agreement which is attached hereto as Exhibit 99.1.

Item 7:   Material to be Filed as Exhibits.

          99.1  The Voting Agreement dated as of February 20, 2001, as amended.

          99.2  Joint Filing Agreement

                                                          Page 23 of 24 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 4, 2002



                                 MARINER PARTNERS, INC.

                                 By: /s/  William Jeter Michaelcheck
                                     --------------------------------------
                                          William Jeter Michaelcheck,
                                          Chief Executive Officer


                                 /s/ Mark W. Blackman
                                 ------------------------------------------
                                     Mark W. Blackman


                                 BLACKMAN INVESTMENTS LLC

                                 By:  /s/ John N. Blackman, Jr.
                                     --------------------------------------
                                          John Blackman, Member


                                 By:  /s/   K.C. Blackman
                                     --------------------------------------
                                            Kathleen Blackman, Member


                                 BLACKMAN CHARITABLE REMAINDER TRUST

                                 By:  /s/  John N. Blackman, Jr., trustee
                                     --------------------------------------
                                           John Blackman, Trustee


                                 LOUISE B. TOLLEFSON 2000 FLORIDA
                                 INTANGIBLE TAX TRUST DATED 12/12/00

                                 By:  /s/ Robert G. Simses, Trustee
                                     --------------------------------------
                                          Robert G. Simses, Trustee

                                                          Page 24 of 24 Pages


                                 LOUISE B. BLACKMAN TOLLEFSON
                                 FAMILY FOUNDATION DATED 3/24/98

                                 By:  /s/  Robert G. Simses, Trustee
                                     --------------------------------------
                                           Robert G. Simses, Trustee


                                 LOUISE B. TOLLEFSON CHARITABLE
                                 LEAD ANNUITY TRUST DATED 3/30/00

                                 By:  /s/  Robert G. Simses, Trustee
                                     --------------------------------------
                                           Robert G. Simses, Trustee


                                 BENNETT H. TOLLEFSON CHARITABLE
                                 LEAD UNITRUST DATED 3/30/00

                                 By:  /s/   Robert G. Simses, Trustee
                                     --------------------------------------
                                            Robert G. Simses, Trustee